UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CONTINENTAL ENERGY CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

210909107
(CUSIP Number)

copy to: McMillan LLP 1500-1055 West Georgia Street Vancouver, British Columbia, Canada V6E 4N7 Tel: 604.689.9111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	210909107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Visionaire Invest AS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Visionaire Invest AS is a corporation organized under the laws of Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,000,000 shares of common stock
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
20,000,000 shares of common stock
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)      Based on 123,615,381 shares of common stock issued and outstanding as of the date of this report.

SCHEDULE 13D
CUSIP No.	210909107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Johnny Christiansen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,000,000 shares of common stock(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
20,000,000 shares of common stock(1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000,000 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.2%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)     These shares of common stock are registered in the name of Visionaire Invest AS, a private corporation beneficially owned by Johnny Christiansen.

(2)     Based on 123,615,381 shares of common stock issued and outstanding as of the date of this report.

This Schedule 13D is being filed jointly on behalf of Visionaire Invest AS ("Visionaire") and Johnny Christiansen (together the "Reporting Persons") relating to the shares of common stock of Continental Energy Corporation, a corporation existing under the laws of the Province of British Columbia, Canada (the "Issuer").

Item 1. Security and Issuer

This Statement relates to shares of common stock of the Issuer. The principal executive offices of the Issuer are located at Unit 201, 2311 Tradition Way, Naples, Florida, U.S.A., 34105.

Item 2. Identity and Background

(a)     Name: Visionaire Invest AS and Johnny Christiansen. The name, business address and present principal occupation or employment of each director and executive officer of Visionaire, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A to this Schedule 13D and incorporated herein by reference.

(b)     The business address of Visionaire is Nedre vei 24, Karljohansvern, Horten, Norway 3186.
The business address of Johnny Christiansen is Nedre vei 24, Karljohansvern, Horten, Norway 3186

(c)     Visionaire is a corporation incorporated pursuant to the laws of Norway. Johnny Christiansen is a citizen of Noway.

(d)     None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)     None of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

In June 2013, the Issuer entered into a share exchange agreement with Visionaire (the "Agreement"), pursuant to which the Issuer agreed to acquire 51% of the issued and outstanding shares of Visionaire Energy AS in exchange for the issuance of the Shares.

Item 4. Purpose of Transaction

Depending on market conditions and other factors, Visionaire may from time to time acquire additional securities of the Issuer, continue to hold securities of the Issuer or dispose of some or all of the securities of the Issuer in the open market, by private agreement or otherwise.  Visionaire has engaged in discussions with management, the Board of Directors and certain shareholders of the Issuer, and may engage in discussions with other shareholders of the Issuer, regarding the Issuer's prospects and potential means for enhancing shareholder value, including, without limitation, with respect to the strategic direction of the Issuer and the composition of the Issuer's Board of Directors.  As a result, Visionaire may also seek to initiate or participate in such other actions as it deems necessary to enhance the value of its investment in the Issuer, including, without limitation, actions intended to cause changes to the strategy or Board composition of the Issuer.

Shortly after the completion of share exchange transaction pursuant to the Agreement, Mr. Johnny Christiansen, the Founder and CEO of Visionaire, was appointed to the Board of Directors of the Issuer and continues to serve in such capacity.

As of the date hereof, except as described above, Visionaire does not have any plans or proposals which would result it:
-	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

-	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

-	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

-	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

-	Any material change in the present capitalization or dividend policy of the Issuer;

-

Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

-	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

-

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

-	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

-	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The aggregate number and percentage of common stock of the Issuer beneficially owned by the Reporting Persons is 20,000,000 shares of common stock, or 16.2% of the Issuer, based on 123,615,381 shares of common stock outstanding as of the date of this report.

All of the 20,000,000 Shares are registered in the name of Visionaire Invest AS. Johnny Christiansen has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 20,000,000 Shares of common stock of the Issuer.

The Reporting Persons have not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

No person, other than Johnny Christiansen, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 20,000,000 Shares of common stock of the Issuer held by Visionaire.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits
Exhibit No.	Description
10.1	Joint Filing Agreement between Reporting Persons

Signature

After reasonable inquiry and to the best of my knowledge and belief of each of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: May 16, 2014	VISIONAIRE INVEST AS /s/ Johnny Christiansen Signature
Authorized Signatory

Dated: May16, 2014	/s/ Johnny Christiansen Signature
Johnny Christiansen

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A
Directors and Executive Officers of Visionaire Invest AS

Name, Position and Residence	Principal Occupation or Employment
Johnny Christiansen Founder, CEO and Director Norway	Businessman